Exhibit 99.1

Valens Semiconductor’s VA7000 and VS6320 Chipsets Power New Innovations in the Industrial Machine Vision Market

Integration of recently launched Valens chipsets into cutting-edge machine vision products from Teledyne e2v, Airy3D, FRAMOS, D3 Embedded, Leopard Imaging, and other companies, marks Valens’ initial penetration into a $460 million Total Addressable Market

Hod Hasharon, ISRAEL. October 1, 2024 – Today, Valens Semiconductor (NYSE:VLN), a leader in high-performance connectivity, announced that it will showcase its innovative chipsets for the industrial machine vision market, thanks to the exceptional EMC performance and native CSI-2 extension support of the MIPI A-PHY-compliant VA7000, as well as the USB 3.2 extension capabilities of the VS6320.

Based on a variety of market research, the machine vision market is set to reach $7.8B by 2029, fueled by growth in factory and warehouse automation and tighter inspection regulations. MIPI A-PHY is a strong fit for this market due to the ability of the technology to be integrated inside the sensor, leading to smaller, more powerful, less expensive cameras. Valens estimates that its Total Addressable Market (TAM) in this segment is expected to reach $460 million by 2029.

“Machine vision is rising across a number of industries, and Valens is well positioned to capture a significant market share with two of our most innovative chips – the VA7000 and the VS6320,” said Gabi Shriki, SVP, Head of Audio-Video Business at Valens Semiconductor. “We look forward to seeing our chipsets enabling advanced machine vision solutions through our growing partnerships in this industry.”

Both the VS6320 and VA7000 provide significant value for vision applications in the industrial market. Designed initially for automotive, the VA7000 chipset is the first to comply with the MIPI A-PHY standard for high-performance sensor connectivity. A-PHY’s unique design provides automotive-grade, high-performance connectivity and enables customers to reduce the power, size, and cost of cameras – which are all essential for machine vision applications. The VS6320 is the first ASIC-based USB 3.2 high performance extension solution on the market. Using the VS6320 chipset removes the key limitation of USB-based industrial cameras – their short link distance – while maintaining all of their advantages.

Valens has engaged with leading camera module manufacturers in industrial machine vision, and its chipsets are powering cutting-edge products by Teledyne e2v, Airy3D, FRAMOS, D3 Embedded, Leopard Imaging, and other companies.

Teledyne e2v supports MIPI A-PHY for its Optimom™ range of turnkey imaging modules. This option paves the way for their use in specific MIPI applications where the vision processing unit is some distance away from the module.

“Our Optimom modules are widely used across multiple industries, and the latest Optimom™ 5D is a groundbreaking solution that offers both 2D and 3D vision simultaneously,” said François Trolez, Marketing Manager, at Teledyne e2v. “Valens is providing a state-of-the-art long-distance MIPI connection, using simple, unshielded cabling. We included A-PHY as an option because of its flawless EMC performance, as well as its recognition as an industry standard. This will ensure the reliability of the vision data, offering an exciting proposition for our robotic and AMR focused customers and partners.”

The new Optimom 5D module features Teledyne e2v’s Topaz5D™ image sensor and offers both 2D vision and 3D depth data outputs. This unique 5D technology is enabled by IPs and software from Airy3D.

“Airy3D’s DepthIQ single-sensor IP enables machine-vision applications to be realised where traditional short-range stereo and time of flight products fall short,” said Ron Low, Sr VP Business Development and Marketing. “Partnering with both Teledyne e2v and Valens Semiconductor, our combined solutions allow for challenges such as occlusions, changing light conditions and long reach latency to be overcome which is an exciting development for the machine-vision industry going forwards.”

FRAMOS, the leading global expert in embedded vision systems, has added A-PHY sensor module support to its popular FSM and FSM:GO ecosystem of optical image sensor modules, allowing for high bandwidth, link distance and cable flexibility.

“At FRAMOS, we take pride in providing our customers with the most advanced technologies on the market, bringing the best possible image into the memory of the customer’s solution,” said André Brela, Product Manager at FRAMOS. “We’ve invested in collaborating with Valens making the adopter module option with the VA7000 A-PHY chipset available to our joint customers because of the demand we see in the market for standardized long-reach CSI-2 extension, along with the innovations enabled by this technology, including cable length, EMC performance, and advanced link diagnostics.”

D3 Embedded, a company specializing in embedded AI imaging solutions, is integrating the VA7000 chipsets into its camera modules, allowing for longer link distances and the use of simple, flexible cabling.

“We were impressed by Valens’ ability to do multi-gig link speeds over unshielded cables and connectors,” said Scott Reardon, CEO at D3 Embedded. “This is something our customers in the Industrial Vehicles and Robotics market have been looking for and it will open the door to more optimized embedded vision solutions. We’re happy to be working with Valens to put this innovative product in front of our customers and partners.”

Leopard Imaging, an established supplier of high-performance machine vision cameras, is offering an A-PHY camera module tailored for industrial applications.

“We’re familiar with the technological advantages that Valens’ A-PHY chipsets bring through our automotive module offering,” said Cliff Cheng, SVP of Marketing at Leopard Imaging. “A-PHY solves issues we’ve had in providing high bandwidth, long distance connectivity will ensuring robust EMC immunity. We look forward to seeing these camera modules powering innovative, cross-market solutions.”

The Valens’ VA7000-based solutions by Teledyne e2v, Airy3D, FRAMOS, D3 Embedded and Leopard Imaging, as well as the Valens VS6320, will be showcased at the Valens booth (10F80) at VISION in Stuttgart, on October 8-10, 2024.

About Valens Semiconductor

Valens Semiconductor (NYSE:VLN) is a leader in high-performance connectivity, enabling customers to transform the digital experiences of people worldwide. Valens’ chipsets are integrated into countless devices from leading customers, powering state-of-the-art audio-video installations, next-generation videoconferencing, and enabling the evolution of ADAS and autonomous driving. Pushing the boundaries of connectivity, Valens sets the standard everywhere it operates, and its technology forms the basis for the leading industry standards such as HDBaseT® and MIPI A-PHY. For more information, visit https://www.valens.com/.

Forward-Looking Statements

This press release includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “estimate,” “plan,” “project,” “forecast,” “intend,” “will,” “expect,” “anticipate,” “believe,” “seek,” “target” or other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include, but are not limited to, statements regarding our anticipated future results, including financial results, currency exchange rates, and contract wins, and future economic and market conditions. These statements are based on various assumptions, whether or not identified in this press release, and on the current expectations of Valens Semiconductor’s (“Valens”) management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as and must not be relied on by any investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of Valens Semiconductor. These forward-looking statements are subject to a number of risks and uncertainties, including the cyclicality of the semiconductor industry; the effect of inflation and a rising interest rate environment on our customers and industry; the ability of our customers to absorb inventory; the impact of the global pandemic caused by COVID-19 on our customers’ budgets and on economic conditions generally, as well as the length, severity of and pace of recovery following the pandemic; competition in the semiconductor industry, and the failure to introduce new technologies and products in a timely manner to compete successfully against competitors; if Valens fails to adjust its supply chain volume due to changing market conditions or fails to estimate its customers’ demand; disruptions in relationships with any one of Valens’ key customers; any difficulty selling Valens’ products if customers do not design its products into their product offerings; Valens’ dependence on winning selection processes; even if Valens succeeds in winning selection processes for its products, Valens may not generate timely or sufficient net sales or margins from those wins; sustained yield problems or other delays in the manufacturing process of products; our ability to effectively manage, invest in, grow, and retain our sales force, research and development capabilities, marketing team and other key personnel; our ability to timely adjust product prices to customers following price increase by the supply chain; our ability to adjust our inventory level due to reduction in demand due to inventory buffers accrued by customers; our expectations regarding the outcome of any future litigation in which we are named as a party; our ability to adequately protect and defend our intellectual property and other proprietary rights; the market price and trading volume of the Valens ordinary shares may be volatile and could decline significantly; political, economic, governmental and tax consequences associated with our incorporation and location in Israel; and those factors discussed in Valens’ Form 20-F filed with the SEC on February 28, 2024 under the heading “Risk Factors,” and other documents of Valens filed, or to be filed, with the SEC. If any of these risks materialize or our assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that Valens does not presently know or that Valens currently believes are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect Valens’ expectations, plans or forecasts of future events and views as of the date of this press release. Valens anticipates that subsequent events and developments may cause Valens’ assessments to change. However, while Valens may elect to update these forward-looking statements at some point in the future, Valens specifically disclaims any obligation to do so. These forward-looking statements should not be relied upon as representing Valens’ assessment as of any date subsequent to the date of this press release. Accordingly, undue reliance should not be placed upon the forward-looking statements.

Press Contacts

Yoni Dayan

Head of Communications

Valens Semiconductor Ltd.

Yoni.dayan@valens.com

Pat Burek

Senior Vice President

Financial Profiles, Inc.

pburek@finprofiles.com

Investor Contacts

Michal Ben Ari

Investor Relations Manager

Valens Semiconductor

michal.benari@valens.com

Lisa Fortuna
Senior Vice President
Financial Profiles, Inc.

lfortuna@finprofiles.com

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